                                    FILED PURSUANT TO RULES 424(b)(3) and 424(c)
                                    FILE NO. 333-72521


Prospectus Supplement, dated May 5, 1999
 to the Prospectus dated April 15, 1999

                         STANCORP FINANCIAL GROUP, INC.

   Operating income for StanCorp Financial Group, Inc. and its subsidiaries ("Standard") for the first quarter of 1999, excluding after-tax realized investment gains and an extraordinary item, totaled $20.6 million, compared to $14.5 million for the first quarter of the prior year. Total premiums for the first quarter of 1999 were $238.6 million, an 8.3% increase from $220.4 million for the first quarter of 1998.

   This quarter's results were driven by a 10.5% growth in Group Insurance premiums, predominantly Group long term disability, and improved Group underwriting margins. The Group Insurance benefit ratio was 83.9% for the first quarter of 1999, compared to the 1998 annual ratio of 85.0%.

   Net income for the first quarter of 1999 was $19.0 million compared with $14.3 million for the same period in 1998. For these same periods, Standard incurred charges, net of tax, for an extraordinary item of $2.3 million and $0.3 million, respectively. The extraordinary item consists of expenses incurred in conjunction with Standard's recent demutualization.

   On April 26, 1999 Standard received notice from the San Francisco office of the U.S. Department of Labor (the "Department") that it was conducting an investigation with respect to Standard's employee benefit plan clients pursuant to Section 504(a)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), to determine whether any person has violated or is about to violate any provision of Title I of ERISA. Standard and certain of its employee benefit plan clients are subject to ERISA in connection with, among other things, certain policies sold by Standard's Group Insurance segment. The notice included a subpoena requesting that certain documents and records be provided to the Department. Standard intends to cooperate fully with the Department.

   To date no claims or charges have been asserted against Standard as a result of the investigation and the Department states that its investigation should not be construed as an indication that any violations of ERISA have occurred or as a reflection upon any person involved. Management believes that Standard's business practices comply in all material respects with ERISA and that the investigation will not have a material adverse effect on its business, financial condition or results of operations.

   Pre-tax operating income by segment, excluding realized gains and losses, were as follows:

   Standard's Group Insurance segment reported pre-tax operating income of $24.4 million for the first quarter of 1999, compared to $12.5 million for the first quarter of 1998. Group Insurance premiums for the first quarter of 1999 were $211.5 million, an increase of 10.5% from Group insurance premiums of $191.4 million for the first quarter of 1998. Group Insurance benefits and expenses increased 4.9%. Group Insurance segment sales based on annualized new premiums were $67.7 million for the first quarter of 1999, up 21.1% from $55.9 million for the same period of the prior year. During 1999, management intends to pursue growth opportunities in this segment through the addition of five new sales offices, one of which has already been opened. Twelve of an anticipated nineteen new sales representatives have also been hired.

   The Retirement Plans segment reported pre-tax operating income of $0.4 million for the first quarter of 1999, compared to $0.1 million for the same period in 1998. Management believes that meaningful growth opportunities exist for the segment, because Standard's target client base of small- to medium-sized businesses is experiencing strong growth. During 1999, Standard plans to open five additional Retirement Plans offices, one of which has already been opened, and pursue cross-selling opportunities with its Group Insurance segment. Assets managed by the segment totaled $1.34 billion at March 31, 1999, an increase of 11.1% over assets managed at March 31, 1998.

   Standard's Individual Insurance segment reported pre-tax operating income of $3.8 million in the first quarter of 1999, compared to an unusually favorable $8.6 million in the first quarter of 1998. Premiums were $22.4 million in the first quarter of 1999, compared to $25.0 million in the first quarter of 1998. The segment's products include traditional and universal life insurance, disability income insurance and annuities for individuals.

   Operating income from Standard Mortgage Investors, L.L.C. ("SMI") increased from $0.8 million during the first quarter of 1998 to $1.4 million during the same period in 1999. This increase was driven by new mortgage originations, which increased from $96.6 million during the first quarter of 1998 to $122.8 million during the first quarter of 1999. Net income for SMI is reported in other pre-tax operating income.

   At March 31, 1999, Standard's assets were $5.35 billion, compared to $4.90 billion at March 31, 1998.

   StanCorp Financial Group, Inc. ("StanCorp") completed its initial public offering in April 1999. Upon completion of the initial public offering, StanCorp had 32,638,015 shares of common stock outstanding. If this had been outstanding at March 31, 1999 and March 31, 1998, pro forma operating income per common share for the first quarters of 1999 and 1998 would have been $0.63 and $0.44, respectively.